Dechert LLP 1775 I Street, N.W. Washington, DC 20006

January 29, 2008

Via EDGAR

Mr. Larry L. Greene
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Marsico Investment Fund (the "Registrant")
(Registration Nos. 333-36975 and 811-08397)
Post-Effective Amendment No. 21

Dear Mr. Greene:

This letter responds to comments you provided in a telephonic discussion on Wednesday, January 23, 2008 on the above-referenced Post-Effective Amendment. Summaries of the comments, and our responses thereto, are provided below. All page references relate to the EDGAR filing.

Comments on the Prospectus

1.	Comment: Page 3 (The Goals and Principal Investment Policies of the Funds) - Both the Focus Fund and Growth Fund refer to "large companies." How are "large companies" defined?

Response: On Page 6 under the caption "Large Companies" Registrant defines such companies as follows (and plans to remove one word as shown below):

Large companies are often referred to as "large capitalization" companies because they ~~typically~~ have a market capitalization of $5 billion or more. Market capitalization is calculated by multiplying the number of shares outstanding by the stock price of the company.

2.

Comment: Page 4 (The Global Fund) - Investments in three countries including the U.S. as stated in the following sentence is not sufficient for an investment company that uses the word "global" in its name: The Fund will invest its assets in various regions and countries, including the U.S., that encompass not less than three different countries overall. The Fund should be invested in more than ten countries other than the U.S.

Response: The source of the language relating to "not less than three different countries" is a January 3, 1991 Letter to Registrants (at II.A.2) in which the Division of Investment Management stated that it "suggest[s] that a global fund should have a policy requiring investment in at least three different countries ...." In the proposing release to Rule 35d-1[1], the SEC noted (in footnote 38) that "in the past the Division distinguished between "global" and "international" investment companies by suggesting that an investment company with "global" in its name invest in securities of at least 3 different countries (which may include the United States) and that an investment company with "international" in its name invest in securities of at least 3 countries outside the United States... The Division no longer distinguishes the terms "global" and "international."" While there may no longer be a distinction between these terms, Registrant is not aware of any authority that has superseded the "three countries including the United States" test for global funds and, further, understands that this is common terminology used throughout the industry and would prefer to be consistent with disclosure contained in the prospectuses for other global funds. Additionally, Registrant believes it may be potentially misleading to an investor to use non-industry standard descriptions for a global fund product.

________________
[1]	Investment Company Names, Release No. (IC-22530) (February 27, 1997).

3.

Comment: Page 5 (Other Investment Policies of the Funds) - The fourth bullet point in this section indicates that "seeking current income may be a limited consideration for the Flexible Capital Fund." How is this consistent with the Fund's objective of seeking long-term growth of capital?

Response: While the Fund's goal is to seek long-term growth of capital, it may also invest a portion of its assets in securities that generate current income. The Fund may do so up to 25% of its total assets while the other funds in the fund family may only do so up to 10% of their total assets. The sentence cited is included in the Prospectus in order to make shareholders aware that the Flexible Capital Fund may have a slightly increased focus on current income as opposed to the other funds. Seeking current income is not, however, a significant part of the Fund's investment strategy.

4.

Comment: Page 5 (Other Investment Policies of the Funds) - The first part of the seventh bullet point in this section seems to suggest that the Funds may, on any given day, be invested 100% in cash. The second part of this bullet point seems to suggest that in adverse market conditions, the Funds may invest in cash or cash-equivalents to meet exceptional redemption requests and it is our view that the only reason a fund may enter into such a "defensive position" is in adverse market conditions and not to meet redemptions. Please clarify this seventh bullet point. (Bullet point reprinted below in its entirety).

The Funds may at any time hold or invest in cash or cash-equivalents, money market securities, U.S. government obligations, short-term debt securities, high-grade commercial paper, federal agency or government-sponsored enterprise securities, certificates of deposit, repurchase agreements and other investments such as options, futures, short sales, and currency forward contracts, in ~~any~~ amounts that the portfolio manager deems appropriate to facilitate investment strategies, preserve capital to meet redemption requests, or meet other Fund objectives or obligations. Under adverse market conditions or in the event of exceptional redemption requests, any Fund may temporarily invest up to all of its assets in such cash or cash-equivalents and related instruments identified in the previous sentence. This may result in a Fund's failure to achieve its investment goal during such period. Regarding certain federal agency securities or government-sponsored enterprise securities (such as debt securities or mortgage-backed securities issued by Freddie Mac, Fannie Mae, Federal Home Loan Banks, and other government-sponsored enterprises), you should be aware that although the issuer may be chartered or sponsored by Acts of Congress, the issuer is not funded by Congressional appropriations, and its securities are neither guaranteed nor insured by the U.S. government.

Response: Registrant will delete the word "any" as shown above. The disclosure in the first part of the bullet point was drafted to address normal operating conditions (as opposed to adverse market conditions) and to explain that the Funds may invest in cash or cash-equivalents at any times and in any amounts that the portfolio manager deems appropriate. In the past, certain of the Funds have held cash in their portfolios in the ranges of 10% to 25% for various reasons. For example, a manager may hold a larger than typical portion of the portfolio in cash because he or she perceives a lack of good investment opportunities for the portfolio in the Fund's primary strategy. This disclosure is not intended to suggest that the Funds may be invested in cash 100% at any given time that is not considered an "adverse market." It is the second part of this bullet point that addresses "adverse market conditions."

The disclosure in the second part of the bullet point was drafted to address Instruction 6 of Item 4 to Form N-1A which provides: "Disclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund's principal investment strategies in attempting to respond to adverse, economic, political, or other conditions..." (emphasis added). Registrant has noted "exceptional redemption requests" in this paragraph in that meeting liquidity needs is such an "other condition" which might cause the Fund to hold cash or cash equivalents, among other types of securities.

5.	Comment: Page 6 (Large Companies) - Please remove the word "typically" from the description below of "large companies."

Large companies are often referred to as "large capitalization" companies because they typically have a market capitalization of $5 billion or more. Market capitalization is calculated by multiplying the number of shares outstanding by the stock price of the company.

Response: Comment taken.

6.

Comment: Page 6 (Mortgage and Asset-Backed Securities) - Other Investment Policies of the Fund) - In light of the sub-prime crisis, please consider whether any new risk disclosure should be added in this section.

Response: The Funds do not invest significantly in mortgage-backed securities or other asset-backed securities. Nevertheless, Registrant plans to add the following to the disclosure about "Mortgage and Asset-Backed Securities":

The value of some asset-backed securities, including mortgage-backed securities, may decline sharply if changing circumstances such as falling home prices, a weakening economy, or other factors adversely affect borrowers' ability to repay loans that back such securities.

At this time, Registrant believes that no other changes are needed to its current Prospectus disclosure to address any sub-prime concerns.

7.

Comment: Page 6 (Other Investment Policies of the Fund) - Explain why the categories of "mortgage- and asset-backed securities", "high-yield bonds", "fixed income securities" and "variable income securities" are included as the Funds investment objectives are to seek long-term growth of capital.

Response: The Funds may invest up to certain percentages of their assets in fixed and variable income securities, high-yield securities and mortgage and asset-backed securities. While these investments will not represent a large portion of a Fund's portfolio, Registrant provides descriptions of these types of investments because they may range from 5% - 25% at times, depending on the Fund and the type of investment, of a Fund's total assets. Registrant believes providing a description of these types of investments is pertinent and informative for investors.

8.	Comment: Page 7 (Investment Companies) - Please note if the Funds may invest in hedge funds.

Response: Yes. The Funds may invest in hedge funds. The description of investment companies includes the text "and other U.S. or foreign companies that are not registered as investment companies but may be viewed as investment companies because of the nature of their businesses or assets." This description would include a hedge fund.

9.

Comment: Pages 7-8 (Foreign Securities) - The definition of "foreign securities" (reprinted below, emphasis added) should tie the concept of a company that is principally traded to one of the other two concepts of having a principal office outside the U.S. or having 50% of total revenues generated from business outside the U.S. In other words, rather than having "or" between the three concepts described in the paragraph, it should be "and."

FOREIGN SECURITIES are securities of issuers that are based in or otherwise economically tied to foreign countries, as further described below. Although all of the Funds may invest without limit in foreign securities, the International Opportunities Fund invests primarily in foreign securities and the Global Fund invests significantly (generally at least 40% of its net assets) in foreign securities (unless market conditions are not deemed favorable by the Adviser, in which case the Fund generally will invest at least 30% of its assets in foreign securities). Foreign securities include the debt securities of foreign governments and the equity or debt securities of companies principally traded on non-U.S. securities markets, including securities traded in a foreign country as European Depositary Receipts ("EDRs"), Global Depositary Receipts ("GDRs") or otherwise. Foreign securities also include the equity or debt securities of companies with a principal office outside the U.S., and securities of companies that generate more than 50% of their total revenues from business outside the U.S. In addition to or as an alternative to trading in non-U.S. markets, securities of foreign companies may be listed or traded on U.S. securities exchanges or other U.S. markets as American Depositary Receipts ("ADRs") or otherwise. Such U.S.-traded securities are considered "foreign securities" in which the Funds may invest.

Response: Registrant believes that the three-prong standard that it sets out in its discussion of "foreign companies" reflects the current thinking on what types of companies may be considered "foreign companies." The SEC, in its Release proposing Rule 35d-1 had discussed this three-prong standard and indicated that it should be used for the 80% test.[2] In regards to investment companies whose names indicated investment in a particular country, the SEC noted that "[s]pecifically, the investment would have to have been in: (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company's name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the company's name; or (iii) securities of issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company's name or that have at least 50% of their assets in that country or region." [Emphasis added]. This three-prong test was not drafted so that an issuer had to satisfy all three prongs, but rather one of the three. In fact, in the release adopting Rule 35d-1, the SEC noted that commenters had objected to the codification of the test, arguing that "the specific criteria would be too restrictive because there may be additional securities that would not meet any of the criteria but would expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company's name."[3] The SEC noted that it was "persuaded by these comments, which are consistent with the historical position of the Division of Investment Management." [citing an SEC Staff Letter to Registrants dated February 22, 1993 in the adopting release at footnote 25.]. The disclosure approach that we are adopting will allow an investment company the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the company's assets to the economic fortunes and risks of the country or geographic region indicated by its name."[4]

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[2]	Investment Company Names, Release No. IC-22530 (Feb. 27, 1997).
[3]	Investment Company Names, Release No. 24828 (January 17, 2001), at text preceding note 25.
[4]	Id.

10.

Comment: Page 9 (The Investment Selection Process Used by the Funds) - The seventh bullet point in this section that discusses the Flexible Capital Fund describes companies "undergoing significant changes such as the introduction of a new product line, the appointment of a new management team, or an acquisition." Please confirm if the Flexible Capital Fund or any of the other Funds will purchase distressed or bankrupt securities.

Response: The Funds will not ordinarily purchase securities of companies that are in bankruptcy or that are known to be approaching insolvency.

11.

Comment: Page 10 (Risks of Common Stock) - In the fifth paragraph which discusses the Funds' investments in PTPs or MLPs, please note if the PTPs or MLPs will distribute large amounts of return of capital.

Response: Registrant does not invest in partnerships with the objective of receiving distributions that include returns of capital. Occasionally, partnerships held by the Funds have made such distributions, but they are normally not a significant component of partnership distributions, and would not be significant factors for Fund investors to evaluate in considering the Funds' investments in such partnerships. As such, Registrant does not believe its disclosure relating to PTPs and MLPs needs to be revised.

12.	Comment: Page 13 (Risks of REITs) - Please disclose that REITs may have duplicative expenses similar to investments in other investment companies.

Response: Registrant has revised its disclosure as follows:

The risk of investing in REITs include the potential of a market correction following the strong run-up in REIT share prices and the prices of underlying real estate in recent years. In addition, when interest rates rise, real estate-related investments may react negatively, particularly investments that are highly exposed to floating-rate debt. To the extent that a Fund invests in REITs, the Fund will indirectly bear its proportionate share of any expenses (such as operating expenses and advisory fees) paid by the REITs in which it invests.

13.	Comment: Page 13 (Issuer Concentration Risk) - It appears that this paragraph is mixing the concepts of concentration and diversification. Please explain.

Response: Registrant explains on page 6 of the Prospectus the difference between a diversified and a non-diversified fund and notes, in part, that non-diversified funds may invest a greater percentage of their assets in the securities of fewer issuers. The discussion of concentration risk is designed to provide investors with further information on the risks of holding a smaller portfolio of securities as opposed to other mutual funds. Registrant notes that even while a fund is categorized as diversified it may tend to have fewer holdings than other mutual funds and, as such, some concentration risk may apply. While the concepts of diversification and concentration may naturally overlap, Registrant believes its description of diversification at page 6 derived from the 1940 Act and its description of concentration are accurate. A fund may have a concentrated portfolio while still remaining a diversified fund under the 1940 Act.

14.

Comment: Page 13 (Other Risks) - Please confirm that the first sentence under this section is discussing "short sales against the box" (sentence reprinted below) as such sales should be covered by the exact security and not an equivalent security.

The Funds may also invest in options, futures and foreign currencies or currency forward contracts, and may enter into short sales of a security a Fund owns (or of a security equivalent in kind or amount to another security that the Fund has an existing right to obtain without the payment of additional consideration).

Response: The parenthetical language in the sentence is intended to cover box-like situations in which the Funds may short a security that it has a right to obtain (e.g., shorting common shares to be received upon the exercise of warrants already held in the Fund's portfolio). The Funds do not engage in what is referred to as a "naked short."

15.

Comment: Page 18 (Expenses) - Please move the header "Shareholder Fees (fees paid directly from your investment)" to below the paragraph beginning with "UMB Fund Services, Inc. (the "Transfer Agent") currently charges ....".

Response: Comment taken.

16.

Comment: Page 19 (Fee Table / Footnotes) - All footnotes should follow the "Example" table as opposed to being presented directly under the "Shareholder and Annual Fund Operating Expenses" table as the "Example" is to directly follow the table.

Response: Registrant believes the placement of the fee table footnotes is appropriate. If Registrant were to move the footnotes, which relate directly to the Shareholder and Annual Fund Operating Expenses table and not to the Example, so that they followed the Example, the footnotes would appear on a subsequent page and may not be obvious to an investor who is reading the table.

17.

Comment: Page 19 (Fee Table / Line Item (Fee Waivers) Recoupment - Replace the words "fee waiver" in this line item and accompanying footnote (6) with "reduction" or "deferred fees" or similar terminology as waiver suggest that the fees are not subject to recoupment.

Response: Registrant uses the term "recoupment" in this line item to prominently reflect that a fee recoupment may be applicable to the Fund. Registrant believes that this term as well as the explanatory text presented in footnote (6) to the table are sufficient to inform an investor of the possibility that previously waived fees may be recouped.

18.

Comment: Page 32 (Frequent Purchases and Redemptions of Fund Shares) - In the paragraph below (emphasis added) is it the Registrant's intent to substitute the policies of financial intermediaries for its own policies on market timing?

Under Rule 22c-2 of the 1940 Act, the Funds have entered into agreements with financial intermediaries obligating such financial intermediaries to provide, upon each Fund's request, certain information regarding their customers and their customers' transactions in shares of the Funds. However, there can be no guarantee that all short-term trading will be detected in a timely manner, since the Funds will rely on the financial intermediaries to provide the trading information, and the Funds cannot be assured that the trading information, when received, will be in a form that can be quickly analyzed or evaluated by the Funds.

Response: No. Registrant is not substituting the policies of intermediaries with regard to market timing for its own policies on market timing. Registrant is merely explaining that it has entered into agreements with intermediaries to receive certain customer trading information from the intermediary and that, when received, such information may not be in a form that may be quickly analyzed or evaluated by the Funds to determine if the Funds' market timing policies should apply to any customer transactions.

19.

Comment: Page 36 (About the Columbia Cash Reserves Fund) - In the paragraph (printed below) discussing the Columbia Cash Reserves Fund, which is an exchange option for shareholders in the Marsico Funds, please remove the second paragraph which states the investment objective of the Columbia Cash Reserves Fund. This second paragraph gives too much information on a fund that is not part of Registrant's prospectus.

ABOUT THE COLUMBIA CASH RESERVES FUND: Please be sure to read the separate prospectus for the Columbia Cash Reserves Fund carefully before investing in that money market fund.

The Columbia Cash Reserves Fund seeks to preserve principal value and maintain a high degree of liquidity while providing current income by generally investing in a diversified portfolio of high quality money market instruments that, at the time of investment, are considered to have remaining maturities of 397 days or less.

The Columbia Cash Reserves Fund is managed by Columbia Management Advisors, LLC and not by Marsico Capital. Columbia Management Advisors, LLC is a subsidiary of Bank of America Corporation and is not an affiliate of Marsico Capital or the Funds. Columbia Management Distributors, Inc. is the distributor of the Columbia Cash Reserves Fund's shares.

Response: Comment taken.

20.

Comment: Page 36-37 (Fund Transactions Through the Marsico Funds Website) - The fifth and sixth paragraphs in this section (printed below) appear to be blanket statements of non-liability. Please explain how the Funds and the other parties noted are able to disclaim such liability.

There may also be delays, malfunctions or other inconveniences generally associated with use of the Internet. There may also be times when the website is unavailable for Fund transactions or other purposes. Should this happen, you should consider purchasing, redeeming or exchanging shares by another method. Neither the Funds, the Transfer Agent, UMB Distribution Services, LLC (the "Distributor") nor Adviser will be liable for any such delays or malfunctions or unauthorized interception or access to communications or account information.

In addition, neither the Funds, the Transfer Agent, the Distributor, nor Adviser will be liable for any loss, liability, cost or expense for following instructions communicated through the Internet, including fraudulent or unauthorized instructions.

Response: The first paragraph is intended to caution about delays and inconveniences associated with use of the Internet. Registrant prefers to leave this paragraph as is. Registrant will, however, remove the second paragraph in its entirety. Prior to any shareholder conducting transactions through the Marsico Funds Website, a shareholder must enter into a "user agreement" contained in an account application. This is described in the Prospectus under "Fund Transactions Through The Marsico Funds Website." This "user agreement" provides more details on the various liabilities of the parties. Rather than provide a summary in the prospectus on liability, Registrant will simply remove this summary as a more detailed discussion on liability issues and transmitting instructions over the website, among other things, is contained in the user agreement.

Comments on the Statement of Additional Information:

1.	Comment: Page 28 (Hybrid Instruments) - Please give an example of what is meant by "hybrid instruments."

Response: "Hybrid instruments" is generally used to refer to financial instruments that blend characteristics of debt and equity markets. An example may be convertible bonds as they are debt instruments that have an embedded option allowing the holder to exchange them for shares of the issuing corporation's common stock. Other examples may be preferred stock and equity default swaps.

* * * *

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Registrant, with respect to the foregoing, that:

o	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

o

SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

o	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

* * *
Any questions you may have concerning this letter may be addressed to the undersigned at (202) 261-3371. Thank you in advance for your attention to this letter.

Sincerely,

/s/ Cynthia D. Baughman

Cynthia D. Baughman